April 28, 2008

VIA U.S. MAIL AND FACSIMILE

Ronald R. Bessette
Senior Counsel
Lincoln National Life Insurance Company
One Granite Place
Concord, New Hampshire 03301

> Re: Lincoln New York Account N for Variable Annuities
> Lincoln Life & Annuity Company of New York
> Registration Statement on Form N-4 for
> Individual Variable Annuity Contracts
> File Nos. 333-149449, 811-7963

Dear Mr. Bessette:

The staff has reviewed the above-referenced registration statement, which the Commission received on February 29, 2008. We have given the registration statement a selective review based on the representation in your letter dated February 29, 2008, that the registration statement is substantially similar to the registration statement for another currently effective Lincoln National variable annuity product, File No. 333-40937. Based on our selective review, we have the following comments on the filing. Page numbers refer to the courtesy copy of the registration statement.

1. Cover Page

Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

2. Summary (p. 4)

The summary includes a description of living benefits. Please note in the summary that excessive withdrawals can have adverse consequences to the benefits offered and that investment restrictions will apply.

3. Separate Account Annual Expenses – Optional Rider Charges (pp. 5-6)

Please disclose (at page 5) the total maximum annual charge for the Lincoln Lifetime Income Advantage rider.

4. Annuity Payouts (p. 6)

Please describe the basis on which this fee is charged.

5. Annual Fund Operating Expenses (pp. 7-11)

a. Please confirm to staff that the Total Fund Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

b. Please provide updated fund expense tables as required by Form N-4, Item 3. Please note that only contractual waivers that extend a year beyond the date of the prospectus may be reflected in the fee table.

6. Example (p. 12)

a. Please confirm to staff that the examples do not reflect any fee waivers or reimbursements. Alternatively, the examples may reflect only contractual waivers that extend a year beyond the date of the prospectus, and those that have also been disclosed in the Fund Operating Expenses table. *See* Form N-4, Item 3, and Investment Company Release No. 25802, Footnote 15.

b. Please confirm to staff that the examples include the most expensive contract options. *See* Form N-4, Item 3, Instruction 21.

7. Summary of Common Questions (p. 13)

Please specify the other living benefit riders referred to in the last sentence of the paragraph describing "What is Lincoln Lifetime Income Advantage."

8. Variable Annuity Account (p. 14)

Please explain supplementally to staff the intent of the third sentence in this section that "[t]he SEC does not supervise the VAA….."

9. Description of the Funds (pp. 15-18)

With respect to the funds of funds described on pp. 17-18, please disclose that funds offered in such a fund of funds structure may have higher expenses than funds invested directly in debt and equity securities. Please also disclose whether any underlying funds pay 12b-1 fees to Lincoln National Life Insurance Company or any of its affiliates.

10. Market Timing (pp. 26-27)

Please disclose the potential assessment by the funds of a redemption fee or any other fees (as described on page 27) in a footnote to the Total Annual Fund Operating Expenses Table.

11. Surrenders and Withdrawals (p. 28)

Please disclose if a contractowner or other recipient may request to have a check for surrender proceeds mailed to him or her instead of having the proceeds placed in the SecureLine account as described at the middle of page 28. Please make this same disclosure wherever the discussion of SecureLine occurs, *e.g.*, in the General Death Benefit Information section at p. 32.

12. Riders (p. 33)

Please clarify at the beginning of this section whether any of these riders are mutually exclusive, how many of these riders may be concurrently elected by a contractowner, and any negative consequences to having more than one rider in effect at the same time.

13. Guaranteed Income Benefit with i4LifeAdvantage (pp. 51-53)

a. The second paragraph of this section on page 51 makes reference to all of the income and withdrawal riders in one sentence. For clarity, please reiterate which is an income rider and which is a withdrawal rider.

b. Please clarify (at page 52) whether the term i4Life Account Value differs from Account Value. If so, please provide a definition of the term; otherwise please use the term Account Value. Please also include Account Value in the list of Special Terms at the beginning of the prospectus.

14. Variable Annuity Payouts (pp. 59-60)

Please explain to staff how the statement (on page 60) that amounts withdrawn out of a fixed account are subject to an interest adjustment is consistent with the representation on the cover of the filing that the only fixed account available is for dollar cost averaging purposes.

15. Return Privilege (p. 69)

Please confirm to staff that the state of New York does not require return of premiums or alternatively revise the disclosure to state that if a contractowner returns his policy during the free look period, he will receive the greater of premiums paid or the surrender value of the policy.

16. Legal Proceedings (pp. 68-69)

Please explain supplementally to staff the nature of the legal proceedings referred to in this section.

17. Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the 1933 Act file number of the new registration statement. *See* Rule 483(b) of the Securities Act of 1933.

18. Financial Statements, Exhibits, and Other Information

a. Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

b. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

19. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish letters, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Please respond to these comments with a letter to me and pre-effective amendments to the registration statements. If you believe that you do not need to change the registration statements in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statements, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statements and any amendments to them. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statements, as amended.

If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to the Securities & Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-4644.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products